Exhibit 99.1

For Immediate Release:

PreMD’s PREVU* LT Cleared For Sale in Canada

Toronto, Ontario (September 27, 2006) - - Predictive medicine company PreMD Inc. (TSX: PMD; Amex: PME) today announced that PREVU* LT Skin Sterol Test, a lab-processed format of the PREVU* technology, has been cleared for sale by Health Canada’s Therapeutic Products Directorate (TPD). The Technical File for this product included clinical data from the recently completed PREPARE (PREVU* Predicts Atherosclerosis Risk and Events) study, conducted in the life insurance industry with the participation of selected U.S. life insurers. PREVU* LT has been developed for use within the life insurance industry and diagnostic laboratories and its clearance in Canada allows the test to be sold as a risk assessment tool for cardiovascular disease.

 “This marks PreMD’s second PREVU* product to be cleared for sale in Canada, representing a significant achievement for the company,” said Dr. Brent Norton, President and Chief Executive Officer of PreMD. “We are excited by the prospects for this new laboratory test format and have already forged relationships with selected life insurers, laying the ground work for the launch of the product. Furthermore, we are excited to be in full control of the commercialization effort for PREVU*LT following our reacquiring the rights to the technology from McNeil Consumer Healthcare due to take place at the end of December. This will enable us to reap the full economic benefits in a market we believe to have tremendous potential.”

In addition to Canada, PREVU*LT was recently CE-marked in Europe and the Company is currently preparing a 510(k) for submission to the U.S. Food and Drug Administration (FDA), to further expand the PREVU* product line into the United States.

About PREVU*LT
PREVU* LT non-invasively measures the amount of cholesterol (sterol) that has accumulated in the skin tissues, as opposed to blood, by painlessly collecting skin cells from the palm of the hand using a specially designed adhesive strip, which is then sent to a laboratory for processing. No fasting or other patient preparation is required for the test. The lead product in this family, PREVU* Point of Care (POC) Skin Sterol Test, is cleared for sale in Canada, the U.S. and Europe.

About PreMD
PreMD Inc. is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. PreMD’s cardiovascular products are branded as PREVU* Skin Sterol Test. The company’s cancer tests include ColorectAlert™, LungAlert™ and a breast cancer test. PreMD’s head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For further information, please visit www.premdinc.com.

For more information about PREVU*, please visit www.prevu.com.

This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the successful development or marketing of the Company’s products, the competitiveness of the Company’s products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions.

In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.

Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. PreMD is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

* Trademark
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For more information, please contact:
Brent Norton	Ron Hosking
President and CEO	Chief Financial Officer
Tel: 416-222-3449 ext. 22	Tel: 416-222-3449 ext. 34
Email: bnorton@premdinc.com	Email: rhosking@premdinc.com